EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated is as follows.

	Year Ended December 31,
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings were inadequate to cover the fixed charges by $73.5 million, $403.3 million, $259.0 million, $155.0 million and $55.7 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.